Mail Stop 3561

May 31, 2005

Mr. Derek Ward
Empirical Ventures, Inc.
2775 Fir Street, Suite 3E
Vancouver, BC
Canada  V6J3C2

	Re:	Empirical Ventures, Inc.
Amendment No. 3 to Registration Statement on Form SB-2
		Filed May 4, 2005
		File No. 333-120486

Dear Mr. Ward:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects.

General
1. We are unable to locate your response to prior comment one dated
February 11, 2005, and we hereby reissue the same. A review of the business plan, purpose, as well as the surrounding facts contained in the prospectus, raises a question as to whether Empirical Ventures,
Inc. is a "blank check" company, which is required to conduct its offering in compliance with the provisions of Rule 419. In this regard, it appears that Empirical Ventures, Inc. will be unable to conduct its planned operations if additional funding is not raised within a short period of time, yet there appears to be no efforts in this area. We further note you acquired the rights to certain technology from 3493734 Manitoba Ltd, but you have no concrete arrangements or agreements to further develop or commercialize the software. Further, your prospectus contains very general disclosure related to the nature of your business plan.

As you know, Section (a)(2) of Rule 419 defines a blank check company
as a company that is issuing penny stock and that is "a
development
stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the
Commission stated that it would "scrutinize registered offerings for
attempts to create the appearance that the registrant is not a
[blank
check], in an effort to avoid the application of Rule 419. (See Securities Act Release No. 6932 of April 13, 1992, 51 SEC Docket
0388).  In carrying out this mandate, the staff`s assessment of your
status under the definition can be based only upon the public representation of its proposed business in the registration statement. If Empirical Ventures, Inc. believes that it does not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the registration statement. In this regard, disclose whether you have any current plans, arrangements, commitments or understandings to engage in a merger or acquisition
with another company.   To the extent you do not, affirmatively
state
that you are not a blank check company and provide us supplementally with a copy of your business plan.
2. We hereby reissue prior comment three dated February 11, 2005. Please disclose in the prospectus the need for any blue sky registration. We note your disclosure under plan of distribution.
3. The registration statement cover page to your next amended filing should reflect amendment number 5.
4. Your attention is directed to Item 310(g) of Regulation S-B and the possible need for updated financial statements and related disclosures.
5. You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement.

Prospectus Cover Page
6. We hereby reissue prior comment five dated February 11, 2005. Please provide us with the basis for including the last sentence of the third paragraph beginning with "The information is this
prospectus...."
7. We hereby reissue prior comment six dated February 11, 2005.
Item
501(a)(5) of Regulation S-B requires that you highlight the cross reference to the risk factors section and page by prominent type or in another manner.



Prospectus Summary, page 3
8. We hereby reissue prior comment eight dated February 11, 2005. The introductory paragraph to your summary states that the summary does not contain all of the information that may be important. A summary by its very nature is not required to contain all of the detailed information required in a prospectus. However, if you include a summary in your prospectus, it must be complete. Please revise.
9. Delete the last sentence from the introductory paragraph regarding
"we," "us," "our" and the "company."
10. The revised disclosure under "Our Business and Business Strategy" repeats disclosure located in the Business section. It also contains an embedded list that provides very little context from which a reader might better understand this offering, your technology or your business. Revise this disclosure both here and in the Business section to more adequately address the salient features of your software and to eliminate the embedded list.
11. You state under "Our plan is to earn revenue from the sale of our software product" that to complete your plan, you will need to hire additional staff and consultants and invest in additional computers.
Please also state, as you do on page 25, that you do not have sufficient funds to engage additional employees or contractors to proceed with your development plan.
12. Indicate under the Selling Shareholder section that you will be paying the costs of this offering and disclose the amount. Indicate how you plan to pay these costs in the MD&A section.

Risk Factors, page 4
13. Clarify in the first risk factor whether Mr. Ward has agreed in writing to support the minimum budget for the next twelve months. Indicate the amount of the budget, the material terms of Mr. Ward`s agreement to support the company, and file the agreement as an exhibit. If Mr. Ward has not agreed in writing, so state and indicate the risk posed by this oral agreement.
14. We hereby reissue prior comment 11 dated February 11, 2005. Reference is made to risk factor four where you state you have "limited prior business operations" and you "commenced [y]our operations on April 14, 2003." Please revise this date. In addition, we are unclear as to what operations you are referring.
15. We hereby reissue prior comment 13 dated February 11, 2005. Risk factor seven states that your success depends to a "critical extent on the continued efforts of services" of Mr. Ward. Risk factor 11 states that due to the fact that your officers and directors "lack experience in operating this type of business, there is a risk that decisions and choices of management may not take into account standard technical or managerial approaches software companies commonly use." These risks appear somewhat inconsistent and should be reconciled. In doing so, please address the fact that Mr. Ward lacks financial and accounting experience and the impact this may have on the company.
16. We hereby reissue prior comment 15 dated February 11, 2005. Please revise risk factors 14 and 15 as they are generic and repeat disclosure located elsewhere in the prospectus.
17. We note your response to prior comment 16 dated February 11, 2005. Please address in the prospectus the fact that as a section 15(d) filer you can suspend your reporting obligations after the first fiscal year that the registration statement goes effective if you have less than 300 holders of record and what this may mean to investors.

Selling Security Holders, page 10
18. We hereby reissue prior comment 18 dated February 11, 2005. Please be advised that each spouse is deemed the beneficial owner of the shares held by the other spouse. Refer to Securities Act Release
No. 33-4819 ("a person is regarded as the beneficial owner of securities held in the name of his or her spouse and their minor children"). As such, please confirm whether any of your selling shareholders are married and revise the beneficial ownership amounts accordingly.
19. The disclosure under Family Relationships indicates that there are 4,586,662 shares outstanding. Please revise.

Plan of Distribution, page 15
20. We hereby reissue prior comment 21 dated February 11, 2005.
We
note your statement that the "selling security holders [may use one or] more of the following methods" when disposing of their shares.
Item 508 of Regulation S-B requires that the company indicate the plan of distribution. Please revise this statement and indicate all additional methods of distribution that will be used.

Security Ownership of Certain Beneficial Owners and Management,
page
19
21. Messrs. Ellis and Johnson should not be included in the "as a group" calculation, which applies only to officers and directors.
See Item 403(b) of Regulation S-B. Please revise both the calculation and the disclosure.

22. We hereby reissue prior comment 25 dated February 11, 2005.
Beneficial ownership is to be calculated in accordance with the Instruction to Item 403 of Regulation S-B. Please revise footnote 2.

Organization within Last Five Years, page 23
23. We hereby reissue prior comment 26 dated February 11, 2005.
We
do not understand the nature of the $245,000 in costs you will incur for additional software development. Are you contractually committed to incur these costs? Who is expected to perform this development? Have you entered into any agreements, formal or otherwise, with 3493734 Manitoba, or any other entity, regarding the further development of this software? If so, please state and file all such agreements as exhibits. How did you determine that $245,000 was the appropriate amount of additional funding to develop this technology?
What if development is not adequate upon spending $245,000? Will you continue to incur development costs beyond the $245,000? Please advise and revise the disclosure herein and in MD&A.
24. We hereby reissue prior comment 27 dated February 11, 2005. Describe in greater detail 3493734 Manitoba Ltd. and its relationship to the company.

Description of Business, page 24

Current and Planned Development, page 22
25. We hereby reissue prior comment 28 dated February 11, 2005.
It
is not clear what you purchased from 3493734 Manitoba Ltd. For instance, you state in the opening paragraph of this subheading that you acquired the "prior development, designs and pilot implementation" of the software program. You then state in the next paragraph that you acquired the software program designs, methods and know-how but that you did not acquire any hardware and only acquired the existing software code. Please clarify what exactly you purchased, what it is capable of doing at this stage, and what further developments need to be performed so that it is fully operational. Provide a timeline for performing this development in the MD&A section and indicate the costs involved. Specify what will happen if you are unable to meet a specified milestone.
26. We hereby reissue prior comment 29 dated February 11, 2005. Please elaborate on your statement that you acquired software code or scripts developed so that further development and upgrades to the program can be done in a more efficient manner.
27. We hereby reissue prior comment 31 dated February 11, 2005. Reference is made to the last sentence before the subheading "Development of Web Site and Test Site" where you state that you will be able to "proceed with continued development and upgrades of [y]our software program on a limited basis without additional funding." Please explain "limited basis," what this will entail and for how long.
28. We note your response to prior comment 32 dated February 11, 2005, and we reissue the same. Disclose in greater detail the role of Larry Cherrett in the software acquisition. Is Mr. Cherrett a software developer, owner, or agent? In addition, please advise who the Burke family trust is.
29. We note your response to prior comment 33 dated February 11, 2005, and we reissue the same. The Technology Purchase Agreement states that 3493734 Manitoba Ltd. will manage and lead the development of the Darrwin software with $245,000 promised by Empirical. Please describe the persons who will be involved in developing the Darrwin software and the basic framework of the future relationship between Empirical and 3493734 Manitoba Ltd.
30. Disclose in the prospectus the person responsible for the development of the Darrwin software before Empirical purchased it. What relationship exists between that entity, 3493734 Manitoba Ltd.
and the company?  See prior comment 34 dated February 11, 2005.
31. We hereby reissue prior comment 35 dated February 11, 2005. Disclose in greater detail the operational capability of Darrwin.
32. We hereby reissue prior comment 36 dated February 11, 2005. Please describe your calculations in estimating the $245,000 needed to complete development of the Darrwin software.
33. We hereby reissue prior comment 37 dated February 11, 2005. Disclose in greater detail your process for obtaining additional funding including anticipated mergers and debt or equity fundraising efforts.

Competition, page 26
34. We hereby reissue prior comment 40 dated February 11, 2005. Please discuss in greater detail your relative position in the current market in which you operate, including quantitative and qualitative information on your relative position. Also, please list competitors for your software product. See Item 101(b)(4) of Regulation S-B.

Research and Development Expenditures, page 27
35. We hereby reissue prior comment 41 dated February 11, 2005. Please describe what is meant by "maintaining our competitive positioning" and what efforts are being undertaken to maintain such position. Explain how you intend to raise the $245,000 required to further develop your software.

Employees, page 27
36. Reconcile the disclosure in this section with the third full paragraph under Current Operation Development which indicates that you will need to hire additional employees, contractors and further engage consultants to enable you to undertake marketing.

Plan of Operation, page 28
37. Provide specific dates for beginning and completing each milestone.
38. We hereby reissue prior comment 43 dated February 11, 2005. Reference is made to your statement that in furtherance of your business model, you "have continued to progress [y]our development plan focusing on web design and finding a suitable location to implement a test site." Please elaborate and update on all such efforts.
39. We hereby reissue prior comment 44 dated February 11, 2005.
In
your Plan of Operation, please disclose the costs involved to market your product. Indicate who will perform this function and when they will begin. To the extent you have not identified anyone to date, so state.
40. We hereby reissue prior comment 45 dated February 11, 2005. Specifically address the costs associated with Empirical becoming a public reporting company and the sources of funds to be used to pay such costs.
41. We hereby reissue prior comment 46 dated February 11, 2005. Since you do not intend to hire any employees, please describe the costs associated with hiring subcontractors or consultants at each phase of your plan of operation.

Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 29
42. We hereby reissue prior comment 47 dated February 11, 2005.
We
note your statement in the first paragraph that you intend spending in the next 12 months $15,000 in legal fees, $5,000 on blue sky fees,
$6,000 on accounting fees and $1,000 on transfer fees. These appear to be the fees associated with this offering and, if so, should be identified as such. Please advise.
43. We hereby reissue prior comment 48 dated February 11, 2005. The purpose of registering this offer and providing this prospectus is so that investors may make an informed decision. As such, we do not understand the basis for your conclusion in the second sentence of the second paragraph, which does not appear appropriate since potential investors should be able to use this prospectus as the basis for their investment decision. Please revise.
44. We hereby reissue prior comments 50-56 dated February 11, 2005 in their entirety.

Description of Property, page 30
45. We hereby reissue prior comment 57 dated February 11, 2005.
Please describe any agreement, understanding or arrangement between
Empirical and Mr. Ward concerning the use of your principal executive offices.

Certain Relationships and Related Transactions, page 31
46. Please confirm that other than Mr. Ward, no person could be deemed a promoter. See Item 404(d) of Regulation S-B and the definition of "promoter" located in Rule 405 of Regulation C. In this regard, we note that Kennedy Kerstner is listed in your articles as the company`s first director and its incorporator. Please disclose this fact both here and in the Business section. See Item
404(d) and Item 101(a) of Regulation S-B.

Part II

Recent Sales of Unregistered Securities
47. In prior comment 67 dated February 11, 2005, we asked that you advise why you did not disclose the issuance of 100,000 shares to Mr.
Cherrett.   Your response indicates that these shares were not a
sale
of stock but rather part of the acquisition cost of acquiring the software. Disclosure of the 100,000 shares issued to Mr. Cherrett appears to be required, since Item 701 of Regulation S-B requires disclosure of all unregistered issuances of securities for cash or non-cash consideration for the past three years.
48. Disclose when and to whom the 200,000 shares were issued.

Exhibits
49. Please file executed amended bylaws.
50. Please revise the legality opinion to reflect the total number of shares being registered.




Closing Statement

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Maureen Bauer at (202) 551-3237 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to William Bennett at (202) 551-3389.


Sincerely,



John Reynolds,
Assistant Director


cc:	Joseph I. Emas, Esq.
	Fax: (305) 531-1274
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Derek Ward
Empirical Ventures, Inc.
May 20, 2005
Page 1